SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017

1.	FIRST QUARTER 2017 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	SUMMARIZED FINANCIAL RESULTS

6.	LIQUIDITY

7.	CAPITAL RESOURCES

8.	FINANCIAL INSTRUMENTS AND RELATED RISKS

9.	OTHER RISKS AND UNCERTAINTIES

10.	RELATED PARTY TRANSACTIONS

11.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

13.	FUTURE ACCOUNTING CHANGES

14.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

15.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") for the three months ended March 31, 2017, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to C$ refer to Canadian dollars. References to ARS are to Argentine Pesos. This MD&A has been prepared as of May 3, 2017, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2016, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 15 herein. We use certain non-GAAP and additional GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 11 of this MD&A.

1.FIRST QUARTER 2017 HIGHLIGHTS

▪	Strong financial performance: Achieved quarterly revenue of $117.9 million, net income of $15.0 million or $0.13 per share and adjusted net income of $19.7 million or $0.17 per share.

▪
Increased cash balance: Quarter-end cash increased by $13.5 million to $340.6 million. Cash generated by operating activities totaled $30.6 million. Marketable securities increased by $41.7 million to $190.6 million.

▪	Consistent production: Produced 97,851 gold equivalent ounces at cash costs of $646 and AISC of $977 per payable gold equivalent ounce.

▪	Low cost gold production at Marigold: Produced 55,215 ounces of gold at cash costs of $585 and AISC of $799 per payable ounce of gold sold.

▪
Robust gold production at Seabee: Achieved production of 21,023 ounces of gold as higher grade ore was sourced from the Santoy mine at cash costs of $574 and AISC of $986 per payable ounce of gold sold.

▪
Strong operating fundamentals at Pirquitas: Concluded open pit mining in January and commenced stockpile processing for quarterly production of 1.5 million ounces of silver at cash costs of $12.68 and AISC of $14.82 per payable ounce of silver sold.

•	Exercised option on the Chinchillas project: Creates a joint venture to extend the Pirquitas operating life with the Chinchillas silver-lead-zinc deposit. Silver Standard will be the operator.

▪
Resolved export duty claim: We entered into the tax moratorium system in Argentina, which resolves our export duty claim. We have agreed to pay approximately ARS 1 billion with 5% paid upon entry and the balance in installments over 60 months.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates" in section 15 of this MD&A.
Our operating guidance remains unchanged from that provided in our fourth quarter 2016 MD&A Outlook. For the full year 2017, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Pirquitas mine
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash Costs per Payable Ounce Sold (1)	$/oz	655 - 705	575 - 625	13.50 - 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures (2)		5	5	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial

Measures” in section 11.

(2)	Includes capitalized and expensed exploration expenses.

In 2017, on a consolidated basis at mid-point of guidance, we expect to produce 355,000 gold equivalent ounces at gold equivalent cash costs of $735 per ounce. Cash costs and capital guidance are based on $55 per barrel oil price and 1.30 Canadian to U.S. dollar exchange rate. Gold equivalent figures are based on $1,250 per ounce gold price and $17.50 per ounce silver price.

3.	BUSINESS OVERVIEW

Strategy

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Pirquitas mine in Jujuy, Argentina.

Corporate summary

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the dispute regarding the application of export duties relating to production from our Pirquitas mine. Under the conditions of the moratorium, which converts the tax liability to ARS, we agreed to pay approximately ARS 1 billion with 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month. Upon completion of these payments all liabilities related to historical export duties and interest will be extinguished.

Also on March 31, 2017, we exercised the option on the Chinchillas project to form a joint venture with Golden Arrow Resources Corporation ("Golden Arrow") for development of the property. The joint venture will be comprised of our Pirquitas property and Golden Arrow's Chinchillas property and will be owned on a 75%/25% basis by each company, respectively. We will be the operator. Based on and subject to the permitting process, we anticipate construction at the Chinchillas property to begin during the third quarter of 2017 with ore delivery to the Pirquitas mill expected in the second half of 2018.

Subsequent to the quarter end, on April 24, 2017, the final step in the sale of our Diablillos and M-18 projects (the “Projects”), located in Argentina, to Huayra Minerals Corp. (“Huarya”) was completed with the reverse take-over (“RTO”) of Huayra by AbraPlata Resource Corp. (“AbraPlata”). This transaction was previously announced in our new releases dated September 19, 2016 and April 25, 2017.

As a result of the RTO and under the terms of the definitive agreement, Silver Standard: received 19.9% of AbraPlata as partial consideration for the sale of the Projects, with a free carried interest in AbraPlata until the completion of a financing of $5 million or more (the “Financing”); has appointed one member to the Board of Directors of AbraPlata; maintains the right to participate in future equity financings after the Financing to maintain our ownership level in AbraPlata for as long as Silver Standard continues to hold more than ten percent of the then issued and outstanding shares of AbraPlata on a non-diluted basis; is entitled to cash payments to Silver Standard of approximately $1.6 million, of which $0.6 million was received by March 31, 2017, over the first two years and $12.5 million over the following three to five years; and retains a 1.0% net smelter returns royalty on production from each of the Projects.

Subsequent to the quarter end, AbraPlata paid Silver Standard its $0.5 million installment due April 30, 2017.

On April 26, 2017, we announced that we entered into an option agreement with Eskay Mining Corp. to acquire up to a 60% undivided interest in the SIB project, located in British Columbia, Canada.

On May 2, 2017, we completed the sale of 100% of our Berenguela project in Peru to Valor Resources Limited.

Macro-economic environment

Our financial performance is impacted by gold and silver prices. Precious metals prices in the first quarter of 2017 remained at comparable levels with the fourth quarter of 2016, with gold averaging $1,219 per ounce and silver averaging $17.41 per ounce. Gold and silver prices improved towards the end of the quarter and closed at $1,243 per ounce of gold and $18.06 per ounce of silver on March 31, 2017. Gold continued to improve above these levels following the quarter end.

The principal factors impacting precious metals prices in the first quarter were the increase of the U.S. interest rates and expectations of further increases later this year, and expectations of rising inflation. Additionally, there is uncertainty resulting from increased geopolitical risk and trade protectionism.

The Canadian dollar remained at levels comparable with the end of the fourth quarter of 2016. During the first quarter, the Canadian dollar averaged and closed at approximately 1.33 Canadian dollars per 1 U.S. dollar. Our exposure to the Canadian dollar is significant due to our Canadian Seabee Gold Operation and we have continued with our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2017 and 2018.

The ARS was stable in the first quarter of 2017 and strengthened by 3%, closing at 15.40 ARS per 1 U.S. dollar on March 31, 2017. ARS devaluation offsets inflation in Argentina, so the strengthening of the ARS in the quarter has had a negative impact on our operating costs.

West Texas Intermediate oil prices in the first quarter of 2017 were comparable to the fourth quarter of 2016, averaging $51.70 per barrel and closing at $50.60 per barrel. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2018.

Consolidated financial summary

Selected Financial Data (1)
	Three months ended March 31
	2017	2016
	$	$
Revenue	117,905	101,513
Income from mine operations	40,089	23,298
Operating income	24,809	14,614
Net income for the period	15,047	2,300
Basic income per share	0.13	0.03
Adjusted income before tax	23,161	12,581
Adjusted net income (2)	19,741	9,023
Adjusted basic income per share (2)	0.17	0.11
Cash generated by operating activities	30,643	12,724
Cash (used in) investing activities	(18,118)	(5,844)
Cash generated by (used in) financing activities	335	(1,069)

Financial Position	March 31, 2017	December 31, 2016
Cash and cash equivalents	340,585	327,127
Marketable securities	190,631	148,944
Current assets (including cash and cash equivalents)	769,074	704,240
Current liabilities	80,837	144,306
Working capital	688,237	559,934
Total assets	1,484,224	1,438,688

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
We report non-GAAP measures including adjusted income before- and after-tax and adjusted basic income per share, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 11.

Quarterly financial summary

The 16% increase in quarterly revenue compared to the first quarter of 2016 was due to higher realized prices of gold by 3% and silver by 16%, combined with an 8% increase in equivalent payable gold ounces sold. The increase in ounces sold was largely due to sales from the Seabee Gold Operation, which we did not own in the first quarter of 2016, partially offset by 55% lower ounces sold from the Pirquitas mine.

Income from mine operations in the first quarter of 2017 generated a gross margin of 34%, significantly higher than the 23% margin in the first quarter of 2016 due to higher precious metals prices, lower cost of sales at Marigold and the addition of the Seabee Gold Operation. In addition, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales.

Cash generated by operating activities increased significantly to $30.6 million compared to $12.7 million in the first quarter of 2016. Higher prices of gold and silver and higher volumes of gold sold at lower unit costs generated significantly higher cash from operating activities. We used $18.1 million in investing activities in the first quarter of 2017 compared to $5.8 million in the first quarter of 2016. Investments in property and plant were higher by $3.7 million mainly due to the addition of the Seabee Gold Operation and we also capitalized $2.5 million of underground development. Capitalized stripping at Marigold was $5.3 million higher than in the comparative quarter in 2016.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold and Pirquitas mines and our Seabee Gold Operation. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data (1)	March 31 2017	December 31 2016	September 30 2016	June 30 2016	March 31 2016
Consolidated production and sales:
Gold produced (oz)	76,238	79,656	67,598	53,916	50,520
Silver produced ('000 oz)	1,520	2,210	3,047	2,526	2,639

Gold sold (oz)	74,939	78,537	69,189	58,430	48,605
Silver sold ('000 oz)	1,443	2,633	2,947	2,594	3,223

Cash costs ($/oz) - payable gold from Marigold mine (2)	585	585	636	663	719
Cash costs ($/oz) - payable gold from Seabee Gold Operation (2,5)	574	595	661	663	—
Cash costs ($/oz) - payable silver from Pirquitas mine (2)	12.68	9.80	8.48	8.87	8.93

Gold equivalent production (oz) (3)	97,851	110,130	112,559	86,956	83,680

Realized gold price ($/oz) (2)	1,220	1,243	1,331	1,263	1,189
Realized silver price ($/oz) (2)	17.35	17.14	19.64	16.52	14.94

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (2,3,5)	646	625	618	669	715
AISC per equivalent gold ounce sold ($/oz) (2,3,5)	977	845	940	1,061	859

Financial data ($000s)
Revenue	117,905	127,317	143,381	118,775	101,513
Income from mine operations (4)	40,089	27,456	59,190	44,062	23,298

(1)
The data presented includes results from the Seabee Gold Operation for the period from May 31, 2016, to March 31, 2017, the period for which we were entitled to all economic benefits of the Seabee Gold Operation, following our acquisition of Claude Resources Inc. ("Claude Resources").

(2)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11.

(3)	Gold equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines.

(4)
The income from mine operations in the quarter ended March 31, 2017, includes a non-cash benefit of $4.3 million from the resolution of the export duty claim in Argentina. Income from mine operations for the quarter and year ended December 31, 2016, includes $5.7 million of severance provision related to the Pirquitas mine and $3.7 million of non-cash write-down of supplies inventory and VAT receivable.

(5)	The non-GAAP financial measure of cash costs from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2017	December 31 2016	September 30 2016	June 30 2016	March 31 2016
Total material mined (kt)	16,736	19,559	19,558	18,685	17,291
Waste removed (kt)	11,062	13,123	14,741	12,005	11,611
Total ore stacked (kt)	5,674	6,436	4,817	6,680	5,680
Strip ratio	1.9	2.0	3.1	1.8	2.0
Mining cost ($/t mined)	1.65	1.52	1.48	1.55	1.45
Gold stacked grade (g/t)	0.42	0.48	0.42	0.44	0.47
Processing cost ($/t processed)	0.89	0.80	0.95	0.70	0.71
Gold recovery (%)	74.0	75.0	71.0	70.7	70.0
General and admin costs ($/t processed)	0.52	0.46	0.56	0.38	0.47

Gold produced (oz)	55,215	59,945	47,456	47,195	50,520
Gold sold (oz)	52,528	61,308	47,278	47,124	48,605

Realized gold price ($/oz) (1)	1,214	1,247	1,330	1,259	1,189

Cash costs ($/oz) (1)	585	585	636	663	719
AISC ($/oz) (1)	799	835	1,139	1,067	841

Financial data ($000s)
Revenue	63,762	77,047	62,831	59,197	57,742
Income from mine operations	21,327	28,648	23,156	17,641	11,227
Capital investments	3,043	3,271	8,310	10,154	8,796
Capitalized stripping	6,745	10,171	13,787	7,231	1,435
Exploration expenditures (2)	1,024	1,276	1,145	1,597	1,102

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11.

(2)	Includes capitalized and expensed exploration expenses.

Mine production

In the first quarter of 2017, the Marigold mine produced 55,215 ounces of gold, in line with our plan.

A total of 16.7 million tonnes were mined in the first quarter of 2017, 14% less than the fourth quarter of 2016, primarily due to weather-related impacts in January and February, which caused the open pit to cease operations intermittently due to unsafe work conditions. Additionally, the rope shovel was down for planned maintenance for five days during the month of March. We expect to recover the tonnage in the second half of 2017 as we will have significantly shorter hauls available due to backfilling previously mined areas.

Approximately 5.7 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.42 g/t. This compares to 6.4 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.48 g /t in the fourth quarter of 2016. Gold grade mined in the first quarter was 13% lower than the fourth quarter due to planned pit phase sequencing. The strip ratio declined to 1.9:1 in the quarter, a 5% reduction compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 11.

Cash costs, which include all costs of inventory, refining costs and royalties, of $585 per payable ounce of gold sold in the first quarter of 2017 were equal to cash costs in the fourth quarter of 2016. Total mining costs were lower in the first quarter of 2017 than in the fourth quarter of 2016. However, costs per tonne mined increased by 9% to $1.65 per tonne in the first quarter, due to a decrease in total tonnes mined. Processing unit costs were 11% higher in the first quarter of 2017 than in the fourth quarter of 2016 due to fewer tonnes stacked. General and administrative unit costs were also higher in the first quarter of 2017 than in the fourth quarter of 2016 due to fewer tonnes stacked but were comparable on an absolute basis.

AISC of $799 per payable ounce of gold sold in the first quarter of 2017 decreased from $835 in the fourth quarter of 2016 predominantly due to lower capitalized stripping.

Mine sales

A total of 52,528 ounces of gold were sold at an average price of $1,214 per ounce during the first quarter of 2017, compared to 61,308 ounces of gold sold at a 3% higher average price of $1,247 per ounce during the fourth quarter of 2016.

Exploration

Exploration activities during the first quarter of 2017 focused on the conversion of Mineral Resources to Mineral Reserves in areas proximal to the 2016 Mineral Reserve pit. During the quarter we completed 10,255 meters of reverse circulation drilling in 44 drillholes on four targets. Positive drill results demonstrate the potential to increase and convert Mineral Resources and warrant further follow up drilling, which is currently underway. The drill results from our fourth quarter 2016 and first quarter 2017 were reported in our news release dated May 1, 2017.

Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2017	December 31 2016	September 30 2016	Period from Acquisition to June 30, 2016 (1)	Three months ended June 30, 2016 (2)
Total ore milled (t)	72,394	84,526	82,756	18,856	71,218
Ore milled per day (t/day)	804	919	900	629	783
Gold mill feed grade (g/t)	9.22	7.40	7.40	7.79	7.97
Mining costs ($/t mined)	68	62	58	110	N/A
Processing costs ($/t processed)	23	19	19	29	N/A
Gold recovery (%)	97.7	97.0	96.5	96.6	96.8
General and admin costs ($/t processed)	59	44	37	61	N/A

Gold produced (oz)	21,023	19,711	20,142	6,721	17,524
Gold sold (oz)	22,411	17,229	21,911	11,306	16,305

Realized gold price ($/oz) (3)	1,233	1,230	1,334	1,278	1,271

Cash costs ($/oz) (3,5)	574	595	661	663	N/A
AISC ($/oz) (3,5)	986	833	840	776	N/A

Financial data ($000s)
Revenue	27,609	21,175	29,214	14,437	N/A
Income from mine operations	4,995	2,864	4,126	1,216	N/A
Capitalized development	2,514	2,432	2,104	803	N/A
Capital investments	4,760	1,010	579	337	N/A
Exploration expenditures (4)	1,953	829	1,206	117	N/A

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.

(2)
The data presented in this column includes operating results for the Seabee Gold Operation for the entire second quarter of 2016, including the period from April 1 to May 30, 2016 prior to our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11.

(4)	Includes capitalized and expensed exploration expenses.

(5)
The non-GAAP financial measures of cash costs per payable ounce of gold sold and AISC per payable ounce of gold sold from the Seabee Gold Operation were adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. In the first quarter of 2017, the Seabee Gold Operation produced 21,023 ounces of gold, a 7% increase from the 19,711 ounces of gold produced during the fourth quarter of 2016, primarily due to higher grade ore from the Santoy mine complex.

A total of 72,394 tonnes of ore was milled at an average gold grade of 9.22 g/t and recovery of 97.7% during the first quarter of 2017. This compares to a total of 84,526 tonnes of ore milled at an average gold grade of 7.40 g/t and recovery of 97.0% in the fourth quarter of 2016.

During the first quarter, the mill was maintained at a throughput of 804 tonnes per day, lower than the previous quarter as ore delivery from the mine constrained mill throughput due to ventilation system requirements. The need for additional ventilation was identified in the fourth quarter of 2016. A solution to deliver more fresh air, especially in deeper sections of the Santoy mine, was developed with equipment delivered to site in the first quarter of 2017, with installation and operability expected by the end of the second quarter.

The Santoy mine complex supplied 98% of ore milled in the first quarter, predominantly from long hole stopes. We continue to develop new mine plans to achieve a higher, sustainable production rate.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 11.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $574 in the first quarter of 2017, lower than the $595 in the fourth quarter of 2016. Costs per tonne mined were $68 per tonne in the first quarter of 2017, 10% higher than in the previous quarter due to lower tonnes mined. Processing and general and administration unit costs were higher by 21% and 34%, respectively, in the first quarter of 2017 compared to the fourth quarter of 2016 due to lower tonnes milled; however, the mill feed grade was 25% higher in the current quarter than in the preceding period driving higher production which resulted in lower cash costs in the period.

AISC per payable ounce of gold sold, were $986 in the first quarter of 2017, higher than the $833 in the fourth quarter of 2016 as a significant portion of planned capital spending was incurred due to the delivery of capital items over the ice road. Exploration spending also increased, consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine.

Mine sales

A total of 22,411 ounces of gold were sold at an average price of $1,233 per ounce during the first quarter of 2017, 30% higher than the 17,229 ounces of gold sold at a comparable price of $1,230 per ounce in the fourth quarter of 2016.

Exploration

For 2017, the Seabee Gold Operation plans to complete up to 60,000 meters of underground drilling and 28,500 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves. In the first quarter of 2017, we completed 16,267 meters of underground drilling and 11,394 meters of surface drilling in 42 and 24 drillholes, respectively. Drill results continue to be encouraging and additional exploration drilling has been planned for 2017 across the Seabee Gold Operation to define, increase and convert Mineral Resources. The drill results for fourth quarter 2016 and first quarter 2017 were reported in our news release dated May 1, 2017.

Pirquitas mine, Argentina

	Three months ended
Operating data	March 31 2017	December 31 2016	September 30 2016	June 30 2016	March 31 2016
Total material mined (kt) (1)	89	1,694	2,385	2,543	2,520
Ore mined (kt) (1)	53	501	801	729	794
Silver mined grade (g/t) (1)	205	168	190	189	181
Mining costs ($/t mined) (1)	25.80	4.84	3.80	3.54	2.97
Ore milled (kt)	449	476	455	425	418
Silver mill feed grade (g/t)	145	194	264	238	247
Processing cost ($/t milled)	13.66	14.17	14.78	15.10	13.58
Silver recovery (%)	72.6	74.5	79.0	77.6	79.7
General and admin costs ($/t milled)	5.22	6.19	5.84	6.22	5.68

Silver produced ('000 oz)	1,520	2,210	3,047	2,526	2,639
Silver sold ('000 oz)	1,443	2,633	2,947	2,594	3,223

Realized silver price ($/oz) (2)	17.35	17.14	19.64	16.52	14.94

Cash costs ($/oz) (2)	12.68	9.80	8.48	8.87	8.93
AISC ($/oz) (2)	14.82	11.47	9.87	10.00	9.67

Financial Data ($000s)
Revenue	26,534	29,095	51,336	45,141	43,771
Income (loss) from mine operations (3)	13,767	(4,056)	31,908	25,205	12,071
Capital investments	2,261	3,467	3,158	2,057	1,578
Exploration expenditures	—	11	7	25	22

(1)	Data for the quarter ended March 31, 2017, represent mining until mid-January 2017. We will stop reporting these metrics beginning in the second quarter of 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11.

(3)
The income from mine operations in the quarter ended March 31, 2017, includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. Income (loss) from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and a non-cash write-down of supplies inventory and VAT receivable of $3.7 million.

Mine production

Mining from the San Miguel open pit ceased in January 2017 and medium grade stockpile material is being processed through the plant. Lower grade stockpiles may be processed in late 2017, and potentially in early 2018, once the medium grade stockpiles have been consumed, depending on prevailing economic conditions. The operation produced a total of 1.5 million ounces of silver from ore mined and stockpiles processed.

Ore was milled at an average rate of 4,994 tonnes per day in the first quarter, 25% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the first quarter of 2017 contained an average silver grade of 145 g/t, 25% lower than the 194 g/t reported in the fourth quarter of 2016 as the majority of mill feed was sourced from medium grade stockpiles. The jig circuit was not utilized to treat stockpile material. The average silver recovery in the first quarter was 72.6%, lower than the 74.5% recovery in the previous quarter, in line with reduced silver mill feed grade.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 11.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, increased by 29% to $12.68 per payable ounce of silver sold in the first quarter of 2017 from $9.80 per payable ounce of silver sold in the fourth quarter of 2016, principally due to the transition to processing lower grade stockpiled ore. While unit processing costs declined as the pre-concentration circuit was idled, the transition to processing stockpiles added re-handling costs and stockpile inventory costs of approximately $2.00 per payable ounce that were previously incurred.

AISC of $14.82 per payable ounce of silver sold were higher in the first quarter of 2017 than the $11.47 per payable ounce of silver sold in the fourth quarter of 2016 due to higher cash costs per payable ounce of silver sold and higher capital spend per ounce sold.

Mine sales

We recognized sales of 1.4 million ounces of silver in the first quarter of 2017, lower than the 2.6 million ounces in the fourth quarter of 2016, as a result of lower production due to processing of lower grade stockpiles.

Chinchillas project, Argentina

On March 31, 2017, we provided notice to Golden Arrow to exercise our option on the Chinchillas project and form a joint venture comprised of our Pirquitas property and Golden Arrow's Chinchillas property owned on a 75%/25% basis by us and Golden Arrow, respectively. The transaction is expected to close on or before May 31, 2017 and we will be the operator.

The Chinchillas project provides operating life extension to Pirquitas with a modest capital investment of $81 million on a 100% basis. With construction expected to begin in the third quarter of 2017, subject to permitting, Chinchillas is expected to produce 8.4 million ounces of annual silver equivalent production over an eight-year operating life. Chinchillas ore delivery to the Pirquitas mill is expected in the second half of 2018.

A news release on the Chinchillas pre-feasibility study was reported by Golden Arrow on March 31, 2017. The associated National Instrument 43-101 technical report will be filed within 45 days. Subject to closing the transaction, we approved the development of the project and expect construction to commence in the third quarter of 2017, following the receipt of environmental permits.

Export duties

We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converts the export duty liability to ARS, we have agreed to pay approximately ARS 1 billion with 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6.6 million of export duty that we paid. Export duties were removed effective February 12, 2016. At December 31, 2016 we had accrued a provision for $67.1 million for unpaid duties but had not accrued for potential interest and penalties.

Entering the tax moratorium resolves the existing liability, and we have recognized the new ARS liability at amortized cost by discounting expected future payments using a discount rate of 20% per annum over the 60-month period. We paid 5%, or ARS 52.9 million ($3.4 million), when entering the moratorium on March 31, 2017 and have recognized the reduction in the liability of $4.3 million within cost of sales.

5.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2017	2016				2015
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	117,905	127,317	143,381	118,775	101,513	90,592	77,191	95,818

Gold equivalent ounces sold payable	94,576	113,308	110,618	90,579	87,320	87,924	75,171	81,758

Realized gold price ($/oz) (1)	1,220	1,243	1,331	1,263	1,189	1,084	1,110	1,205
Realized silver price ($/oz) (1)	17.35	17.14	19.64	16.52	14.94	15.00	14.97	16.72

Income (loss) from mine operations (2)	40,089	27,456	59,190	44,062	23,298	(20,485)	(7,396)	16,319
Net income (loss) before tax	18,467	18,606	40,999	15,521	5,858	(60,353)	(62,556)	(3,316)
Net income(loss) after tax	15,047	12,132	38,042	12,482	2,300	(66,722)	(59,416)	(7,327)

Basic earnings (loss) per share	0.13	0.10	0.32	0.13	0.03	(0.83)	(0.74)	(0.09)
Diluted earnings (loss) per share	0.12	0.10	0.31	0.13	0.03	(0.83)	(0.74)	(0.09)

Cash and cash equivalents	340,585	327,127	277,544	232,619	217,634	211,862	200,017	217,228
Total assets	1,484,224	1,438,688	1,454,618	1,432,263	880,501	871,677	954,766	996,549
Working capital	688,237	559,934	556,263	530,196	354,999	340,883	373,068	379,767
Non-current financial liabilities	223,258	220,054	216,977	213,955	210,994	208,085	205,277	202,517

(1)
We report the non-GAAP financial measure of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of this measure, please refer to “Non-GAAP and

Additional GAAP Financial Measures” in section 11.

(2)
The income from mine operations in the quarter ended March 31, 2017, includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. Income from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and non-cash adjustments to supplies inventory and VAT of $3.7 million related to the Pirquitas mine. Loss from mine operations for the quarters ended December 31, 2015 and September 30, 2015, include $23.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its net realizable value and severance provision.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Metal prices in the first quarter of 2017 weakened slightly compared to the previous quarter but still remained comparable to the average prices for the whole of 2016. Metal prices in the second, third and fourth quarters of 2016 improved significantly after a period of weaker metal prices in the second half of 2015 and the first quarter of 2016. In the first quarter of 2017 and in 2016, higher income from mine operations is a result of improved metal prices and increasing volumes of gold and silver sold, the acquisition of the Seabee Gold Operation on May 31, 2016 and operating improvements at Pirquitas, as well as lower cost of sales per ounce at our Marigold and Pirquitas mines. The income from mine operations in the first quarter of 2017 was impacted by the resolution of the export duty claim in Argentina which resulted in a non-cash reduction to cost of sales of $4.3 million. Income (loss) from mine operations in the fourth quarter of 2016 and the third and fourth quarters of 2015 were affected by non-cash write-downs of inventory at the Pirquitas mine to its net realizable value. The income from mine operations in the fourth quarter of 2016 and in the fourth quarter of 2015 were also impacted by $5.7 million and $4.7 million, respectively, of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented.

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, heavily influenced by impairments and adjustments. In the fourth and third quarters of 2015, we recorded non-cash impairment charges and inventory adjustments totaling $38.7 million and $42.2 million, respectively, against the carrying value of the Pirquitas mine.

Three months ended March 31, 2017, compared to the three months ended March 31, 2016

Net income for the three months ended March 31, 2017, was $15.0 million ($0.13 per share), compared to $2.3 million ($0.03 per share) in the same period of 2016. In the first quarter of 2017, we recognized a non-cash adjustment to cost of sales due to the resolution of the export duty claim in Argentina of $4.3 million. The following is a summary and discussion of the other significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 11.

In the three months ended March 31, 2017, we recognized total revenues of $117.9 million, compared to $101.5 million recognized in the comparative period of 2016, with the increase due to the impact of the Seabee Gold Operation, which we acquired on May 31, 2016, and higher gold and silver prices, which were partially offset by lower sales from the Pirquitas mine.

▪
At the Marigold mine, we recognized revenues of $63.8 million in the first quarter of 2017 from the sale of 52,500 payable ounces of gold at an average realized price of $1,214 per ounce. In the first quarter of 2016, revenues were $57.7 million from the sale of 48,500 payable ounces of gold at an average realized gold price of $1,189 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $27.6 million in the first quarter of 2017 from the sale of 22,400 payable ounces of gold, at an average realized gold price of $1,233 per ounce. We did not own the Seabee Gold Operation in the comparative period.

▪
At the Pirquitas mine, we recognized revenues of $26.5 million in the first quarter of 2017, lower than the $43.8 million in the same period in 2016. Sales volumes were lower as the mine ceased to operate January 2017 and we are currently processing lower grade stockpiled ore. We sold 1.4 million payable ounces of silver in the first quarter of 2017, significantly lower than the 3.1 million payable ounces sold in the comparative period. Lower sales were partially offset by higher realized silver prices in the first quarter of 2017, which averaged $17.35 per ounce, excluding the impact of period-end price adjustments, compared to $14.94 per ounce in the same period in 2016. In addition, we had a positive mark to market increase of $4.9 million in the first quarter of 2017, compared to $1.9 million in the first quarter of 2016. At March 31, 2017, sales contracts containing 1.4 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the first quarter of 2017 was $77.8 million, compared to $78.2 million in the first quarter of 2016. Consolidated cost of sales was lower in the current period as the addition of the Seabee Gold Operation was more than offset by a significant reduction at the Pirquitas mine due to lower sales and the impact of the export duty resolution.

▪
At the Marigold mine, cost of sales in the first quarter of 2017 was $42.4 million, generating income from mine operations of $21.3 million, equal to a gross margin of 33.4%. This compares to cost of sales of $46.5 million in the first quarter of 2016, generating an income from mine operations of $11.2 million and a gross margin of 19.4%. The increase in the gross margin is partly due to higher realized prices of gold sold in the first quarter of 2017 and by lower cost of sales per ounce of gold sold.

▪
At the Seabee Gold Operation, cost of sales in the first quarter was $22.6 million, generating income from operations of $5.0 million, equal to a gross margin of 18.1%. We did not own the operation in the comparative period.

▪
At the Pirquitas mine, cost of sales in the first quarter of 2017 was $12.8 million, generating income from mine operations of $13.8 million, equal to a gross margin of 52.1%. The cost of sales in the first quarter of 2017 was positively impacted by a non-cash impact of $4.3 million of export duties following the resolution of the export duty claim in Argentina. Excluding the effect of this non-cash impact, the gross margin was 35.8%. This compared to cost of sales of $31.7 million in the first quarter of 2016, generating an income from mine operations of $12.1 million and a gross margin of 27.6%. The improved margin in the current quarter was mainly due to significantly higher realized prices and the mark-to-market adjustments to revenue, partially offset by higher cost of inventory in the first quarter of 2017 compared to the first quarter of 2016.

Other operating costs

General and administrative expenses in the three months ended March 31, 2017, of $7.9 million were higher than the $4.2 million recorded in the three months ended March 31, 2016. This was due to cash-settled share-based compensation expense of $3.7 million in the first quarter of 2017 compared to an expense of $0.2 million in the three months ended March 31, 2016, due to stronger relative and absolute share price performance.

Exploration and evaluation costs of $7.4 million for the three months ended March 31, 2017, were higher than the $4.5 million for the three months ended March 31, 2016. Expenditures in the first quarter of 2017 related to greenfield exploration work performed at the Seabee Gold Operation and $3.5 million was due to the re-measurement of the reclamation liability at the Pirquitas mine. In the first quarter of 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

Non-operating items

During the first quarter of 2017, we recorded interest expense and other finance costs of $6.6 million compared to $6.6 million recorded in the first quarter of 2016. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes (the “Notes”).

We recorded a foreign exchange gain for the three months ended March 31, 2017, of $0.6 million compared with a loss of $3.4 million in the three months ended March 31, 2016. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian dollars. During the three months ended March 31, 2017, this gain resulted mainly from a strengthening Argentine peso while the Canadian dollar was unchanged against the U.S. dollar.

Taxation

For the three months ended March 31, 2017, we recorded an income tax expense of $3.4 million compared to $3.6 million in the three months ended March 31, 2016. The total income tax expense in the quarter consists of a current tax expense of $2.3 million and a deferred tax expense of $1.2 million. Income tax expense is a result of profitable operations at the Marigold and Seabee mines and concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada.

The tax expense of $3.6 million for the three months ended March 31, 2016, was the result of profitable operations at the Marigold mine, and concentrate and gold sales activities in Canada.

Other comprehensive income

During the first quarter of 2017, we recognized a gain of $35.6 million on marketable securities, compared to a gain of $6.2 million in the first quarter of 2016, primarily driven by valuation movements in our investment in Pretium Resources Inc. ("Pretium").

6.	LIQUIDITY

At March 31, 2017, we had $340.6 million of cash and cash equivalents, an increase of $13.5 million from December 31, 2016. Our cash flows from operations were $30.6 million, while $8.7 million was invested in plant and equipment, $6.7 million was invested in capitalized stripping at the Marigold mine and $2.5 million was invested in capitalized development at the Seabee Gold Operation, which will benefit future periods.

At March 31, 2017, compared to December 31, 2016, our working capital position increased by $128.3 million to $688.2 million from $559.9 million, mainly due to the appreciation in value of our marketable securities, positive cash flows from operations and the restructuring of the export duty liability. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at March 31, 2017, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $332.7 million was held in Canada and the United States. At March 31, 2017, we held $6.6 million cash in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

7.	CAPITAL RESOURCES
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;
▪to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of March 31, 2017, we were in compliance with externally-imposed financial covenants in relation to our $75 million senior secured revolving credit facility. Our Notes do not contain any financial covenants.

As at March 31, 2017, we had 119,487,666 common shares and 3,327,386 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$2.54 and C$28.78 per share.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at May 3, 2017, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	119,514,076
Stock options	3,406,129	2.54 - 28.78	0.67 - 6.92
Fully diluted	122,920,205

8.	FINANCIAL INSTRUMENTS AND RELATED RISKS
We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.

We hedge a portion of our diesel consumption at the Marigold mine with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices, which are generally fixed at time of purchase, not during period of use.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2017.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2017, except for the settlement of the export duty claim which resulted in a U.S. dollar liability being converted into an ARS liability. This materially impacts our exposure to ARS but if the ARS devalues against the U.S. dollar, this will reduce our net liability in U.S. dollar terms.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2017, except that, under the tax moratorium in Argentina, the outstanding liability incurs interest based on variable rates with a floor of 1.5% per month. At the current time, we consider the rate 1.5% to be unlikely to change in the near future.
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.
Credit risk related to other financial assets Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.
We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at March 31, 2017, is included in section 6.

9.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

10.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions other than normal course compensation arrangements with senior management and our Board of Directors during the three months ended March 31, 2017.

11.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented in the MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of income (loss) to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

	Q1	Q4	Q3	Q2	Q1
	2017	2016	2016	2016	2016
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	42,435	48,399	39,675	41,556	46,515
Add: Treatment and refining costs	36	45	59	21	61
Less: By-product revenue	(10)	(9)	(14)	(9)	(9)
Less: Depreciation, depletion and amortization	(11,736)	(12,569)	(9,747)	(10,321)	(11,687)
Cash costs	30,725	35,866	29,973	31,247	34,880

Sustaining capital expenditure	3,043	3,271	8,310	9,660	3,233
Exploration and evaluation costs (sustaining)	1,024	1,276	1,145	1,597	1,102
Reclamation cost	429	604	433	535	158
Capitalized stripping costs	6,745	10,171	13,787	7,231	1,435
AISC	41,966	51,188	53,648	50,270	40,808

Seabee Gold Operation (1)
Cost of sales (B)	22,614	18,311	25,088	13,221	—
Add: Treatment and refining costs	37	20	30	6	—
Less: By-product revenue	(13)	—	—	(28)	—
Less: Adjustment for fair value at acquisition	—	—	(2,283)	(5,708)	—
Less: Depreciation, depletion and amortization	(9,775)	(8,077)	(8,365)	—	—
Cash costs	12,863	10,254	14,470	7,491	—

Sustaining capital expenditure	4,670	1,010	579	337	—
Capitalized development	2,514	2,432	2,104	803
Exploration and evaluation costs (sustaining)	1,953	598	1,206	117	—
Reclamation cost	78	48	48	16	—
AISC	22,078	14,342	18,407	8,764	—

Pirquitas mine
Cost of sales (C)	12,767	33,151	19,428	19,936	31,700
Add: Treatment and refining costs	3,349	4,681	5,355	4,454	5,555
Less: By-product revenue	(56)	—	—	(503)	—
Less: Inventory NRV write-down	—	(3,701)	—	—	—
Less: Restructuring costs	(397)	(5,692)	—	—	—
Less: Depreciation, depletion and amortization	(2,426)	(3,713)	(855)	(2,070)	(8,165)
Less: Export duties on silver concentrate	—	—	—	—	(1,497)
Add: Impact of silver export duty resolution	4,303	—	—	—	—
Cash costs	17,540	24,726	23,928	21,817	27,593
Sustaining capital expenditure	2,261	3,467	3,158	2,057	1,578
Exploration and evaluation costs (sustaining)	—	—	—	—	—
Reclamation cost	705	770	743	725	707
AISC	20,506	28,963	27,829	24,599	29,878

Cost of sales, per consolidated statement of income (loss) (A+B+C)	77,816	99,861	84,191	74,713	78,215

AISC (total for all mines)	84,550	94,493	99,884	83,633	70,686
General and administrative costs	7,890	1,203	4,061	12,466	4,361
Consolidated AISC	92,440	95,696	103,945	96,099	75,047

	Q1	Q4	Q3	Q2	Q1
	2017	2016	2016	2016	2016
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	52,500	61,279	47,100	47,100	48,500
Cash costs per gold ounce sold ($/oz)	585	585	636	663	719
AISC per gold ounce sold ($/oz)	799	835	1,139	1,067	841

Seabee Gold Operation (1)
Payable ounces of gold sold (oz)	22,400	17,220	21,900	11,300	—
Cash costs per gold ounce sold ($/oz)	574	595	661	663	—
AISC per gold ounce sold ($/oz)	986	833	841	776	—

Pirquitas mine
Payable ounces of silver sold (oz)	1,383,541	2,524,343	2,820,419	2,460,205	3,089,476
Cash costs per silver ounce sold ($/oz)	12.68	9.80	8.48	8.87	8.93
AISC per silver ounce sold ($/oz)	14.82	11.47	9.87	10.00	9.67

Realized gold price ($/oz)	1,220	1,243	1,331	1,263	1,189
Realized silver price ($/oz)	17.35	17.14	19.64	16.52	14.94

Precious metals equivalency
Equivalent payable gold ounces sold (2)	94,576	113,308	110,618	90,579	87,320
Cash costs per equivalent gold ounce sold ($/oz)	646	625	618	669	715
Consolidated AISC per equivalent gold ounce sold ($/oz)	977	845	940	1,061	859

(1) The data presented for the Seabee Gold Operation is for the period from May 31, 2016, to March 31, 2017, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. We have not included zinc as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net income (loss) excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Three months ended March 31
	2017	2016
	$000s	$000s

Net income before tax per consolidated statement of income	18,467	5,858
Adjusted for:
Business acquisition costs	—	602
Non-cash finance income and expense	5,742	3,794
Effect of resolution of export duty settlement	(4,303)	—
Effect of revaluation of reclamation provision	3,578	—
Restructuring costs	397	—
Non-cash foreign exchange (gain) loss	(515)	2,344
Other items	(205)	(17)
Adjusted income before tax	23,161	12,581

Income tax expense per consolidated statement of income	(3,420)	(3,558)

Adjusted for:
Other items	—	—
Adjusted income tax expense	(3,420)	(3,558)

Adjusted net income	19,741	9,023

Weighted average shares outstanding (000's), per consolidated statement of income	119,425	80,826

Adjusted basic income per share ($)	0.17	0.11

Additional GAAP financial measures - income (loss) from mine operations

Income (loss) from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories, our export duty settlement, VAT and restructuring provisions, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income (loss)

Operating income (loss) represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges. This measure excludes foreign exchange, interest and other non-operating costs.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2016.
Pronouncements affecting our financial statements presentation or disclosure
No new or amended IFRS pronouncements were adopted during the three months ended March 31, 2017.

Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017, are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2016, other than those discussed below.
(i)Export duties on Pirquitas mine
Following the resolution of the export duty claim, we have measured the resulting liability at amortized cost. This required an estimate of the most appropriate discount rate to use for such an ARS liability.
(ii)Mine life extension of the Pirquitas mine
Following our exercise of the option to proceed with forming the Pirquitas / Chinchillas joint venture, we have re-assessed our estimates for: (a) the carrying value of plant assets that were previously impaired; (b) depreciable lives of remaining plant assets; (c) value added tax collection; (d) supplies inventory usage; and (e) timing of certain cash flows for our close down and restoration provision. The result of these changes in estimates was a reduction to our close down and restoration provision of $5.4 million.

13.	FUTURE ACCOUNTING CHANGES

The below new standards have been issued but are not yet effective:
Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

•	Gold doré or bullion sales – we do not anticipate these sales to be significantly affected by IFRS 15

•	Concentrate sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15
We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.
Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement.
There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

14.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2017, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The scope of our internal control over financial reporting or disclosure controls and procedures for the period covered by this report excludes the Seabee Gold Operation. We completed the acquisition of the Seabee Gold Operation on May 31, 2016, and proceeded to integrate the operations and administration of the acquired operation immediately thereafter. Although the Seabee Gold Operation is currently subject to similar controls as our other operations for the consolidation and financial reporting of period-end results, we will formally expand our internal control over financial reporting and our disclosure controls and procedures to include the Seabee Gold Operation in the second quarter of 2017. The Seabee Gold Operation represents $329.4 million of net assets (34%), $27.6 million of consolidated revenues (23%) for the three months ended March 31, 2017, and $2.8 million of net earnings as at and for the three months ended March 31, 2017.

15.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; the expected devaluation of the Argentine Peso; future successful development of our projects; anticipated closing of our joint venture with Golden Arrow; expected timing of construction of and ore delivery from the Chinchillas project; expected production from Chinchillas; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the anticipated timing of upgrades to the ventilation system at the Santoy mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the timing for discontinuing zinc data; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.